UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Kaleyra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483379 103

(CUSIP Number)

Maya Investments Ltd.

Dario Calogero

Corso Di Porta Nuova 16, Milan, Italy, 20121

(+39 348 301-4853)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jeffrey C. Selman

Crowell & Moring LLP

3 Embarcadero Center, 26th Floor

San Francisco, CA 94111

(415) 365-7442

November 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483379 103	13D	Page 1 of 8 pages

1	Names of Reporting Persons Maya Investments Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,815,938
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,815,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person CO

CUSIP No. 483379 103	13D	Page 2 of 8 pages

1	Names of Reporting Persons Dario Calogero
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,815,938
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,815,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,938
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person IN

CUSIP No. 483379 103	13D	Page 3 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Kaleyra, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at Via Marco D’Aviano, 2, Milano MI, Italy, 20131.

Item 2.	Identity and Background.

Maya Investments Ltd., a company formed under the laws of England (“Maya”) and an affiliate of Dario Calogero, a citizen of Italy (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Dario Calogero currently serves as Chief Executive Officer, President, and Director of the Issuer.

Information with respect to the directors and officers of Maya (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The principal business address of Maya is Corso Di Porta Nuova 16, Milan, Italy, 20121. The principal business address of Mr. Calogero is c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy, 20131.

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 25, 2019, in connection with the closing of the Business Combination (as defined below in Item 4) as partial consideration for the Business Combination, 4,815,938 shares of Common Stock of the Issuer were issued to Maya.

Item 4.	Purpose of Transaction.

Business Combination

On November 25, 2019, the Issuer announced the consummation of its business combination with Kaleyra S.p.A. (the “Business Combination”) pursuant to that certain Stock Purchase Agreement, dated as of February 22, 2019, as amended, by and among GigCapital, Kaleyra S.p.A., the shareholders of Kaleyra S.p.A. (the “Sellers”) and the Shareholder Representative Services LLC, in its capacity as the Sellers’ representative (“Sellers’ Representative”) (the “Stock Purchase Agreement”), following the approval at the special meeting of the stockholders of GigCapital held on November 22, 2019 (the “Special Meeting”). In connection with the consummation of the Business Combination, the registrant changed its name from GigCapital, Inc. to Kaleyra, Inc. subsequent to the Special Meeting.

CUSIP No. 483379 103	13D	Page 4 of 8 pages

Registration Rights Agreement

On December 7, 2017, GigCapital (now Kaleyra) entered into a registration rights agreement with certain of its stockholders (the “Registration Rights Holders”), pursuant to which such Registration Rights Holders were granted certain rights relating to the registration of shares of common stock held by them.

Pursuant to the terms of the Stock Purchase Agreement, Kaleyra, the Sellers’ Representative and the Registration Rights Holders on November 25, 2019 entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) which became effective as of closing of the Business Combination. Under the Registration Rights Agreement, the Registration Rights Holders hold registration rights that obligate Kaleyra to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the Registrable Securities (as defined in the Registration Rights Agreement) held by the Registration Rights Holders. Each or any of Cowen Investments II LLC (“Cowen”), Seller’s Representative or stockholders holding a majority-in-interest of the then-outstanding Registrable Securities will be entitled to make a written demand for registration under the Securities Act of all or part of the their Registrable Securities, subject to exceptions, including that such shares are not then restricted under the Lock-Up Agreement (as more completely described in the Proxy Statement) and the gross proceeds reasonably anticipated to be generated from the offering subject to such demand equals or exceeds $15.0 million. Subject to certain exceptions, if any time after the Closing, Kaleyra proposes to file a registration statement under the Securities Act with respect to its securities, under the Registration Rights Agreement, Kaleyra shall give notice to the Registration Rights Holders as to the proposed filing and offer such stockholders an opportunity to register the sale of such number of their Registrable Securities as they request in writing. In addition, subject to certain exceptions, the Registration Rights Holders will be entitled under the Registration Rights Agreement to request in writing that Kaleyra register the resale of any or all of their Registrable Securities on Form S-3 and any similar short-form registration statement that may be available at such time.

Under the Registration Rights Agreement, Kaleyra agreed to indemnify the Registration Rights Holders and certain persons or entities related to the Registration Rights Holders against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and such stockholders, including Registrable Securities in any registration statement or prospectus will agree to indemnify Kaleyra and certain persons or entities related to Kaleyra against all losses caused by their misstatements or omissions in those documents.

The foregoing descriptions of the Stock Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other

CUSIP No. 483379 103	13D	Page 5 of 8 pages

transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies, as applicable, or that any such transaction would be successfully implemented.

Additionally, as the Chief Executive Officer, President, and a Director of the Issuer, Mr. Calogero may be awarded additional equity pursuant to the Issuer’s 2019 Incentive Plan.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 19,977,101 shares of Common Stock outstanding as of November 25, 2019 following the closing of the Business Combination:

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Maya Investments Ltd.(1)	4,815,938	(2)	24.1%	0	4,815,938	0	4,815,938
Dario Calogero	4,815,938		24.1%	0	4,815,938	0	4,815,938

(1)	Maya Investments Ltd. is affiliated with Dario Calogero and the shares are beneficially owned by Mr. Calogero who is the Chief Executive Officer, President and a director of Kaleyra.
(2)	Does not include Maya Investments Ltd.’s contingent right to receive up to 1,335,286 Earnout Shares in accordance with terms of the Stock Purchase Agreement.

(c)	Except as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 483379 103	13D	Page 6 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Purchase Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Stock Purchase Agreement, dated as of February 22, 2019 (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K as filed with the SEC on February 26, 2019).

3	Amendment No. 1 to Stock Purchase Agreement, dated as of September 24, 2019 (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K as filed with the SEC on September 24, 2019).

4	Amendment No. 2 to Stock Purchase Agreement, dated November 23, 2019 (Incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K as filed with the SEC on November 25, 2019).

5	Amended and Restated Registration Rights Agreement, dated November 25, 2019.

CUSIP No. 483379 103	13D	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2019

MAYA INVESTMENTS LTD.

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	President

DARIO CALOGERO, INDIVIDUALLY

/s/ Dario Calogero
Dario Calogero

CUSIP No. 483379 103	13D	Page 8 of 8 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Maya Investments Ltd. are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Dario Calogero	President	Via Marco D’Aviano, 2, Milano MI, Italy, 20131	Italy